Aviva PLC
19 June 2007

The following amends the Rule 8.3 announcement released on 19 June 2007 at
12.25pm, under RNS number 6216Y.

This announcement has been amended to include an open CFD position and the resultant holding figures amended accordingly. All other details remain unchanged and the full text appears below.

FORM 8.3

DEALINGS BY PERSONS WITH INTERESTS IN SECURITIES REPRESENTING 1% OR MORE
(Rule 8.3 of the City Code on Takeovers and Mergers)

1. KEY INFORMATION

Name of person dealing (Note 1) AVIVA PLC AND ITS SUBSIDIARIES

Company dealt in IMPERIAL CHEMICAL INDUSTRIES PLC

Class of relevant security to which the ORD GBP1
dealings being disclosed relate (Note 2)

Date of dealing 18 JUNE 2007

2. INTERESTS, SHORT POSITIONS AND RIGHTS TO SUBSCRIBE

(a) Interests and short positions (following dealing) in the class of relevant security dealt in (Note 3)

Long Short
Number (%) Number (%)
(1) Relevant securities 34,769,816 2.909% 0 0%
(2) Derivatives (other than options) 119,500 0.010% 0 0%
(3) Options and agreements to purchase/sell 0 0% 0 0%
Total 34,889,316 2.919% 0 0%
7(b) Interests and short positions in relevant securities of the company, other than the class dealt in (Note 3)

Class of relevant security: Long Short
Number (%) Number (%)
(1) Relevant securities 0 0% 0 0%
(2) Derivatives (other than options) 0 0% 0 0%
(3) Options and agreements to purchase/sell 0 0% 0 0%
Total 0 0% 0 0%

(c) Rights to subscribe (Note 3)

Class of relevant security: Details

3. DEALINGS (Note 4)

(a) Purchases and sales

Purchase/sale Number of securities Price per unit (Note 5)

PURCHASE 870,000 GBP6.356600

(b) Derivatives transactions (other than options)

Product name, e.g. Long/short (Note 6) Number of securities (Note 7) Price per unit (Note 5)
CFD

(c) Options transactions in respect of existing securities

(i) Writing, selling, purchasing or varying

Product name,e.g. Writing, Number of Exercise Type, e.g. Expiry Option money call option selling, securities to which price American, date paid/received purchasing, the option relates European etc. per unit (Note
varying etc. (Note 7) 5

(ii) Exercising

Product name, e.g. call option Number of securities Exercise price per unit (Note 5)

(d) Other dealings (including new securities) (Note 4)

Nature of transaction (Note 8) Details Price per unit (if applicable) (Note 5)

4. OTHER INFORMATION

Agreements, arrangements or understandings relating to options or derivatives

Full details of any agreement, arrangement or understanding between the person disclosing and any other person relating to the voting rights of any relevant securities under any option referred to on this form or relating to the voting rights or future acquisition or disposal of any relevant securities to which any derivative referred to on this form is referenced. If none, this should be stated.

..............................................................................

Is a Supplemental Form 8 attached? (Note 9) NO

Date of disclosure 19 JUNE 2007

Contact name NEIL WHITTAKER

Telephone number 01603 684420

If a connected EFM, name of offeree/offeror with which N/A
connected

If a connected EFM, state nature of connection (Note 10) N/A

Notes

The Notes on Form 8.3 can be viewed on the Takeover Panel’s website at
www.thetakeoverpanel.org.uk